Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The offer (as defined below) is made solely by the offer to purchase (as defined below), and the related letter of transmittal and any amendments or supplements to the offer to purchase or letter of transmittal, and is being made to all holders of Shares. The Purchaser (as defined below) is not aware of any jurisdiction where the making of the offer or the tendering of Shares in connection therewith would not be in compliance with applicable law of such jurisdiction. If the Purchaser becomes aware of any jurisdiction in which the making of the offer or the tender of Shares in connection therewith would not be in compliance with applicable law of such jurisdiction or any administrative or judicial action pursuant thereto, the Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, the Purchaser cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) holders of Shares in such jurisdiction in which the making or acceptance of the offer would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock of

Monogram Biosciences, Inc.

at

$4.55 Net Per Share

by

Mastiff Acquisition Corp.

a direct wholly-owned subsidiary of

Laboratory Corporation of America Holdings

Mastiff Acquisition Corp., a Delaware corporation (the “Purchaser”) and direct wholly-owned subsidiary of Laboratory Corporation of America Holdings, a Delaware corporation (“LabCorp”), is making an offer to purchase all issued and outstanding shares of common stock, par value $0.001 per share (collectively, the “Shares” and each, a “Share”), of Monogram Biosciences, Inc., a Delaware corporation (“Monogram”), at a price of $4.55 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in an offer to purchase dated July 1, 2009 (the “offer to purchase”) and in the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “offer”). The Purchaser will pay the fees and expenses incurred in connection with the offer of American Stock Transfer & Trust Company (the “Depositary”), Greenhill & Co., LLC (the “Dealer Manager”) and D.F. King & Co., Inc. (the “Information Agent”). Following completion of the offer, the Purchaser intends to effect the merger (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME,

AT THE END OF THE DAY ON WEDNESDAY, JULY 29, 2009,

UNLESS THE OFFER IS EXTENDED.

The Purchaser is making this offer according to an Agreement and Plan of Merger, dated as of June 22, 2009 (the “merger agreement”), among LabCorp, the Purchaser and Monogram. Under the merger agreement, after the completion of the offer and the satisfaction or waiver of all of the conditions to the merger (as defined below), including, if required, a vote of Monogram’s stockholders, the Purchaser will be merged with and into Monogram, with Monogram surviving the merger as a direct wholly-owned subsidiary of LabCorp (the “merger”). At the effective time of the merger, each Share then outstanding (other than Shares owned by LabCorp, the Purchaser, Monogram or any of their subsidiaries, or by Monogram’s stockholders who properly perfect their appraisal rights under Delaware law) will be converted into the right to receive the offer price in cash, without interest and subject to any tax withholding.

The Monogram board of directors has unanimously: (i) determined that the merger agreement, the offer, the merger and the transactions contemplated thereby (each as defined in the offer to purchase) are fair to and in the best interests of Monogram and its stockholders; (ii) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the offer, the merger and the top-up option (as defined in the offer to purchase); and (iii) recommended that Monogram’s stockholders accept the offer, tender their Shares to the Purchaser pursuant to the offer, and, if required by applicable law, adopt the merger agreement.

The offer is not subject to any financing condition. The offer is conditioned on, among other things, there being validly tendered in the offer and not properly withdrawn before the expiration of the offer, a number of Shares that, together with the Shares beneficially owned by LabCorp or the Purchaser, if any, represents at least a majority of the sum of (i) all Shares then outstanding (including any shares held in escrow and any restricted stock), and (ii) all Shares issuable upon the exercise, conversion or exchange of any outstanding Monogram stock options, warrants, convertible notes, stock appreciation rights, restricted stock units, or other rights to acquire Shares then outstanding (other than options with an exercise price, adjusted for any associated contingent value rights payments, that is greater than the offer price) whether or not then vested (the “Minimum Condition”). The offer is also subject to the satisfaction of certain other conditions set forth in this offer to purchase, including (i) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Condition”), (ii) the absence of any legal restraint preventing or prohibiting the consummation of the offer or merger and of any governmental authority instituting any proceeding seeking such a restraint, which restraint or proceeding has not been vacated, withdrawn or overturned, (iii) the accuracy of representations and warranties (subject to certain qualifications set forth in the merger agreement), (iv) the compliance with covenants under the merger agreement (subject to certain qualifications set forth in the merger agreement), (v) the absence of the occurrence and continuance of a Company Material Adverse Effect (as defined in the merger agreement) and (vi) the absence of any banking moratorium in the United States or the State of New York (the “Banking Moratorium Condition”). See Section 14—”Conditions of the Offer” of the offer to purchase.

In all cases, payment for Shares accepted for payment in the offer will be made only after timely receipt by the Depositary of (i) the certificates for the Shares, together with a letter of transmittal, properly completed and duly executed, with any required signature guarantees; (ii) in the case of a transfer effected under the book-entry transfer procedures described in Section 3—”Procedure for Tendering Shares” of the offer to purchase, a Book-Entry Confirmation (as defined in the offer to purchase) and either a letter of transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent’s Message as described in Section 3—”Procedure for Tendering Shares” of the offer to purchase; and (iii) any other documents required by the letter of transmittal.

The offer price paid to any holder of Shares for Shares tendered in the offer will be the highest per Share consideration paid to any other holder of Shares for Shares tendered in the offer. For purposes of the offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to the Purchaser and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of the Shares in the offer. Upon the terms and subject to the conditions of the offer, payment for Shares accepted for payment in the offer will be made by deposit of the offer price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering stockholders. Under no circumstances will interest be paid on the offer price for tendered Shares, regardless of any extension of or amendment to the offer or any delay paying for the Shares.

Subject to the terms of the merger agreement and applicable law, the Purchaser may extend the offer by giving oral or written notice of the extension to the Depositary and publicly announcing such extension by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date (as defined in the offer to purchase). The Purchaser has agreed in the merger agreement that from time to time the offer may be extended as follows:

•

If, on or prior to any scheduled Expiration Date, any of the offer conditions (other than conditions which by their nature will be satisfied when the Purchaser accepts for payment and pays for Shares validly tendered and not properly withdrawn pursuant to the offer) have not been satisfied or waived (if permitted by the merger agreement), then the Purchaser may (and, at Monogram’s request, the Purchaser must) extend the offer for one or more successive periods of 10 business days each (or such number of business days jointly determined by the Purchaser and Monogram) in order to permit the satisfaction of such conditions. However, the Purchaser may not (and is not required to) extend the offer beyond the earlier of the date that the merger agreement terminates in accordance with its terms and September 29, 2009 (the “Initial Outside Date”) or October 29, 2009 if the HSR Condition or the Banking Moratorium Condition has not been satisfied or waived by LabCorp or the Purchaser (if permitted by the merger agreement) by the Initial Outside Date (the “Extended Outside Date”).

•	The Purchaser must extend the offer to the extent required by applicable laws, rules or regulations of the SEC or NASDAQ.

If, at the Expiration Date, all of the offer conditions have been satisfied or waived, the Purchaser will accept for payment and promptly pay for Shares tendered and not properly withdrawn in the offer. If fewer than 90% of the then outstanding shares are accepted for payment pursuant to the offer or acquired through the offer and the exercise of the top-up option, then the Purchaser may, in its sole discretion, provide for one subsequent offering period (and one or more extensions thereof). Additionally, if more than 80% of the then outstanding Shares have been validly tendered and not properly withdrawn following the Expiration Date, the Purchaser must, at the request of Monogram, provide for one “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act of at least 10 business days immediately following the Expiration Date, unless (i) LabCorp and the Purchaser exercise the top-up option or (ii) LabCorp, the Purchaser and their respective subsidiaries own more than 90% of the outstanding Shares. The subsequent offering period would be an additional period of time following the Expiration Date during which stockholders could tender Shares not tendered in the offer and receive the offer price. During the subsequent offering period, if any, the Purchaser will immediately accept for payment and promptly pay for Shares as they are tendered, and tendering stockholders will not have withdrawal rights. The Purchaser cannot provide a subsequent offering period unless the Purchaser announces the results of the offer no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date and immediately begins the subsequent offering period. Although the Purchaser reserves its right to provide a subsequent offering period, the Purchaser does not currently intend to provide a subsequent offering period unless required to do so by the merger agreement.

Except as provided in the offer to purchase or by applicable law, tenders of Shares are irrevocable. Shares tendered in the offer may be withdrawn according to the procedures set forth below at any time before the Expiration Date and, unless theretofore accepted for payment and paid for by the Purchaser in the offer, may also be withdrawn at any time after August 30, 2009. Pursuant to Rule 14d-7 of the Exchange Act, no withdrawal rights will apply to Shares tendered in a “subsequent offering period” and no withdrawal rights apply during the “subsequent offering period” with respect to Shares tendered in the offer and accepted for payment. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this offer to purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing such Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered according to the procedures for book-entry transfer as set forth in Section 3—”Procedure for Tendering Shares” of the offer to purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered validly tendered for purposes of the offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 3—”Procedure for Tendering Shares” of the offer to purchase at any time before the Expiration Date. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding on all parties, subject to such parties disputing such determination in a court of competent jurisdiction. None of the Purchaser, LabCorp, the Depositary, the Dealer Manager, the Information Agent, Monogram or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The receipt of cash for Shares in the offer or the merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. It is recommended that stockholders consult with their tax advisors as to the particular tax consequences of the offer and the merger to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a more complete description of certain U.S. federal income tax consequences of the offer and the merger, including matters pertinent to non-U.S. stockholders, see Section 5—”Certain U.S. Federal Income Tax Consequences” of the offer to purchase.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the offer to purchase and is incorporated herein by reference.

Monogram has agreed to provide us with their stockholder lists and security position listing for the purpose of disseminating the offer to purchase and related documents to holders of Shares. The offer to purchase and the related letter of transmittal will be mailed by or on behalf of the Purchaser to record holders of Shares and will be furnished by or on behalf of the Purchaser to brokers, dealers, commercial banks, trust companies, and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The offer to purchase, the related letter of transmittal and Monogram’s solicitation/recommendation statement on Schedule 14D-9 (which contains the recommendation of Monogram’s board of directors and the reasons therfor) contain important information. Stockholders should read these documents carefully in their entirety before any decision is made with respect to the offer.

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at the addresses and telephone numbers set forth below. Requests for copies of the offer to purchase, letter of transmittal and other tender offer documents may be directed to the Information Agent at the address and telephone numbers set forth below and will be furnished at the Purchaser’s expense. The Purchaser will not pay any fees or expenses to any broker, dealer or any other person (other than to the Dealer Manager, the Information Agent and the Depositary) for soliciting tenders of Shares in the offer.

The Information Agent for the offer is:

D.F. King & Co., Inc.

48 Wall Street

22nd Floor

New York, NY 10005

Banks and Brokers, Call Collect: (212) 269-5550

All Others Please, Call Toll Free: (800) 549-6746

Email: monogram@dfking.com

The Dealer Manager for the offer is:

Greenhill & Co., LLC

300 Park Avenue

New York, New York 10022

Call Toll Free: (888) 504-7336

July 1, 2009